FORM 1-A. Offering Statement under Regulation A for Harvey Westbury Corp.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Harvey Westbury Corp.
[Exact name of issuer as specified in its charter]

State of Nevada
[State or other jurisdiction of incorporation or organization]

18B East 5th Street, Paterson, New Jersey 07524, (973) 684-0800
[Address, including zip code, and telephone number, including area code of issuer's principal executive office]

Eugene J. Chiaramonte, Jr., 18B East 5th Street, Paterson, New Jersey 07524, (973) 684-0800
[Name, address, including zip code, and telephone number, including area code, of agent for service]

5013
[Primary standard Industrial Classification Code Number]

56-2515076
[I.R.S. Employer Identification Number]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the Issuer's Directors;

Eugene Chiaramonte, Jr.

12 White Birch Court
Branchville, NJ 07826

(b) the Issuer's Officers;

Eugene Chiaramonte, Jr.
President
12 White Birch Court
Branchville, NJ 07826

Eugene Chiaramonte, III
Secretary, Chief Financial Officer
178 Pinecrest Lake, Loop Rd.
Pocono Pines, PA 18350

(c) the Issuer's General Partner;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

As of this date, Eugene Chiaramonte, Jr. owns 47.9% of the Common Stock of the Issuer's Equity Securities, and Eugene Chiaramonte, III owns 37.4% of the Common Stock of the Issuer's Equity Securities. These percentages of ownership reflect the shares of Common Stock owned by each individual, and the shares of Common Stock that underlie each individual's ownership of the Issuer's Preferred Stock.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The record owner(s) described in (d) above are the only owners as of this date that own more than 5% of any class of issuer's equity securities.

(f) promoters of the Issuer;

Not applicable.

(g) affiliates of the Issuer;

Not applicable.

(h) counsel to the Issuer with respect to the proposed offering;

Dennis C. O'Rourke
Moritt Hock Hamroff & Horowitz, LLP
400 Garden City Plaza
Garden City, New York 11530

(i) each Underwriter with respect to the proposed offering;

Not applicable.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partner; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

Not applicable.

ITEM 3. Affiliate Sales

Not applicable

ITEM 4. Jurisdictions in which securities are to be offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

New York, New Jersey, and Georgia sold on behalf of the Company by its officers to investors personally known to them.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) The name of such issuer;

(2) The title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing amount thereof;

(4) the names and identities of the persons to whom the securities were issued;

1. On October 11, 2005, the Issuer sold 2,000,000 shares of its Common Stock at $0.01 per share to HWVY Investment Group, LLC in a private transaction pursuant to Rule 504 of Regulation D, promulgated under the Securities Act of 1933 (the "Act") by the Securities and Exchange Commission (the "SEC"). The Issuer received $20,000.00 in cash as consideration for this transaction.

2. On February 1, 2006, the Issuer sold 133,334 shares of its restricted Common Stock at $0.15 per share to Mr. Christopher Knapp in a private transaction pursuant to Rule 506 of Regulation D, promulgated under the Act by the SEC. The Issuer received $20,000.00 in cash as consideration for this transaction.

3. On March 15, 2006, the Issuer sold 2,000,000 shares of its Common Stock at $0.375 per share to Concorde Capital, LLC in a private transaction pursuant to Rule 504 of Regulation D, promulgated under the Act by the SEC. The Issuer received $25,000.00 in cash for this transaction, as well as a $50,000.00 promissory note due on demand with an annual interest rate of 8%. As of the quarter ended September 30, 2006, this promissory note is still outstanding while the Company continues to accrue interest.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

Not applicable

ITEM 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable, there are no experts named in the offering statement

ITEM 9. Use of a Solicitation of Interest Document

Not applicable, no such written documents or broadcast scripts were used prior to the filing of this notification

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paterson, State of New Jersey, on November 22 2006.

HARVEY WESTBURY CORP.

By: ______________________________
Eugene Chiaramonte, Jr.
President

By: ______________________________
Eugene Chiaramonte, III
Chief Financial Officer

CONFIDENTIAL OFFERING CIRCULAR

HARVEY WESTBURY CORP.

Up to $2,000,000.00
33,333,333 Common Stock Shares
Effective Date of Offering: December 12, 2006

HARVEY WESTBURY CORP., a Nevada corporation (hereinafter referred to as the "Company") is offering up to 33,333,333 shares of its Common Stock (the "Common Stock" or the "Shares") at a purchase price of $0.06 per share.

This Confidential Offering Circular (the "Offering") is being made on a "best efforts basis." The Company can give no assurances that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions to this Offering are irrevocable.

The Offering will begin on the effective date herein and shall continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

Any inquiries or requests for additional information or documents should be made in writing to the Company at the following address: Harvey Westbury Corp, ATTN: Eugene Chiaramonte, Jr., 18B East 5th Street, Paterson, New Jersey 07524. The Company can also be reached via telephone at (973) 684-0800.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Distribution of Proceeds

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer if Maximum Amount Sold
Per Share Total	$0.06	Not Applicable	$2,000,000.00

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS CONTAINED HEREIN THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Space Intentionally Left Blank.

TABLE OF CONTENTS

THE COMPANY

Legal Corporate Name: **HARVEY WESTBURY CORP.**
State and Date of Incorporation: **Nevada, June 8, 2004**
Street address of principal office: **18B East 5th Street, Paterson, New Jersey 07524**
Telephone Number: **(973) 684-0800 or toll free at (800) 418-2002**
Fiscal Year End date: **December 31**
Officer(s) to contact with respect to the offering: **Eugene Chiaramonte, Jr. President**

HARVEY WESTBURY CORP., a Nevada corporation (the "Company") is a light manufacturing, packaging, assembly and distribution company with aftermarket automotive and marine products as principal products. In its infancy, the Company grew with the inception of several automotive and marine products, such as anti-freeze and battery tests, as well as developing one of the first cream paste wax formulas still used predominantly in Puerto Rico today. Other products such as carbon monoxide detectors, rubber drain-plugs and air conditioning kits remain within the Company's distribution to go along with Company's introduction of new lines of products including oil and air filters. Additionally, the Company utilizes formerly registered trademarks for Garry's™, Easy Test™, and has established many other trademarks including Diamond™ Filter, Royal Satin™, Royal Satin Supreme™, Royal Satin Marine™, and Formula 2000 Ultimate™ through exclusive use over the years.

A maximum of 33,333,333 shares of Common Stock (the "Common Stock," or the "Shares") are being offered to the public at $0.06 per share. There is no minimum amount of Shares required to be sold in order for this Offering to become effective. A maximum amount of $2,000,000.00 is sought to be raised from this Offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as allowed by the NASD.

Of the Shares of the Company offered hereby, all Shares are being offered by the Company and no Shares are being offered by the Company's Shareholders. The Company will receive all proceeds from the sale of the Shares, after expenses and any applicable brokers' compensation. As of the date of this Offering, the Company trades on the Pink Sheets under the symbol HVYW.PK.

RISK FACTORS

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this Offering.

The following Risk Factors, in addition to the other information contained in this Offering, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below in the section "Business of the Company," as well as those discussed elsewhere in this Offering.

Loss of Relationship With Main Supplier. Since 1997, the Company has manufactured a large portion of its products through Innovative Chemical Corp., a chemical mixing operation located in Buffalo, New York. This relationship provides the Company with priority production and service activity, as well as extended payment terms, when necessary. If this business relationship should deteriorate for any reason, including, but not limited to, the termination of Innovative Chemical Corp.'s operations, then the Company would have to seek the manufacture of its products elsewhere. This would most likely lead to an increase in production costs and the loss of extended payments terms and priority service.

Risks to Overseas Couriers. The Company imports many of its products from overseas manufacturers. While there are no exclusivity arrangements with any importing and/or distribution company, a natural disaster affecting an ocean cargo ship could result in delays in filling orders and an increase in operating expenses in order to cover those affected shipments.

Best Efforts Basis. This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold for this Offering to become effective. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

Changes in Environmental Oversight. Since its inception, the Company has manufactured products, including synthetic oils and waxes, that comply with local, state and federal environmental regulations. In the event that these regulations should change, the Company may incur substantial expenses and production delays in altering its products in order to conform with the new laws. Such a change could have a material adverse effect on the Company, its prices, and its revenues.

Lack of Management or Control by Investors. The Investors are not permitted to take part in the management or control of the Company's business, which will be the sole responsibility of the Company's directors. The directors will have virtually unlimited latitude in making investment decisions for the Company. The Investors will not have any authority or power to act for or bind the Company.

Dividends and Distributions. The Company does not presently intend to pay dividends or other distributions to any of the Subscribers of this Offering.

Fluctuations in Operating Results. Historically, the Company's operating results have fluctuated, and these fluctuations are expected to continue in the future. Fluctuations in historical operating results have resulted from many factors, some of which are beyond the Company's control. In the future, these or other factors could have a material adverse impact on the Company's operating results and cause stock price to decrease.

Use of Accounting Estimates. The preparation of the Company's financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires the Company to make estimates and assumptions in calculating financial results. The operating and financial information contained in the projected financial data have been prepared by management and reflect its current estimates of the Company's future performance. The projected results are dependent on the successful implementation of management's growth strategies and are based on assumptions and events over which the Company has only partial or no control. The assumptions underlying such projected information requires the exercise of judgment and the forecasts are subject to uncertainty due to the effects that economic, business, competitive, legislative, political or other changes might have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect the forecast. To the extent that assumed events do not materialize, actual results might vary substantially from the projected results. As a result, the Company might not achieve the operating or financial results set forth in its financial forecasts.

Forward Looking Statements. This Offering contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on current expectations and are subject to a number of risks and uncertainties. When used in this prospectus, the words "anticipate," "will," "believe," "estimate," "intend," "expect" and similar expressions are generally intended to identify forward looking statements. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include changes in external competitive market factors, changes in business strategy or an inability to execute the Company's strategy due to unanticipated changes in the industry or the economy in general and various other competitive factors that may prevent the Company from competing successfully in existing or future markets. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Offering will be, in fact, realized.

Reliance on Management's Judgment. The management of the Company will have broad discretion with respect to the use of the net proceeds from this Offering, and investors will be relying on the judgment of management regarding the application of these proceeds. The Company currently anticipates using the proceeds for development of products, retention of personnel, expansion of sales and marketing operations, and for working capital. The management may also use a portion of the proceeds for strategic alliances and acquisitions. These investments may not yield a favorable return. Management has only make preliminary determinations of the amount of net proceeds to be used specifically for each of the foregoing purposes based upon current expectations regarding financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as financial performance may differ from current expectations or the business needs may change as the Company's business and the industry it operates in evolve. As a result, the proceeds received in this Offering may be used in a manner significantly different from the Company's current allocation plans. Accordingly, the Company cannot assure investors that the proceeds will be used for purposes that increase the Company's results of operations or the value of the Common Stock purchased in this Offering.

Changing Regulation of Corporate Governance and Public Disclosure. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, the Company's efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding required assessment of internal controls over financial reporting and external auditors' audit of that assessment will require the commitment of significant financial and managerial resources.

New Accounting Rules or Standards. The Financial Accounting Standards Board, SEC, or other accounting rulemaking authorities may issue new accounting rules or standards that are different than those that the Company presently applies. Such new accounting rules or standards could require significant changes from the way the Company currently reports its financial position, operating results or cash flows. Such changes could be applied on a cumulative or prospective basis. For example, the accounting rules with respect to the accounting for employee stock options is currently under review by the Financial Accounting Standards Board, and may result in changes to the Company's current accounting practice if new rules are promulgated.

Dependence on Key Personnel. If the Company is unable to recruit and retain qualified personnel, it could have a material adverse effect on operating results and stock price.

The Company's success depends in large part on the continued services of executive officers, senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on the Company's results of operations. It is also very important that the Company attracts and retains highly skilled personnel to accommodate growth and to replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Accordingly, the Company may be unable to recruit, train, and retain employees. If the Company cannot attract and retain qualified personnel, it could have a material adverse impact on operating results and stock price.

Risks Associated with Possible Acquisitions and Other Strategic Transactions. If the Company cannot successfully implement any future acquisitions or other strategic transactions, it could have a material adverse effect on operating results and stock price.

Occasionally, the Company may evaluate business opportunities and other strategic transactions that appear to fit within the Company's overall business strategy. The Company may decide to pursue one or more of these opportunities by acquisition or internal development. Acquisitions and other strategic transactions involve many risks, including:

- the difficulty of integrating acquired technologies, operations and personnel with existing operations;
- the difficulty of developing and marketing new products and services;
- the diversion of management's attention as a result of evaluating, negotiating and integrating acquisitions or new business ventures;
- exposure to unforeseen liabilities of acquired companies; and
- the loss of key employees of an acquired operation.

In addition, an acquisition or other strategic transactions could adversely impact cash flows and/or operating results, and dilute shareholder interests, for many reasons, including:

- charges to income to reflect the amortization of acquired intangible assets;
- write-offs for the impairment of the carrying value of goodwill or other intangible assets;
- interest costs and debt service requirements for any debt incurred in connection with an acquisition or new business venture; and

- any issuance of securities in connection with an acquisition or other strategic transactions which dilutes or lessens the rights of current Company stockholders.

Additional Capital. If the Company's business strategy is not achieved, the Company may require additional financing to fund its operations. This financing may involve incurring debt or selling equity securities. There can be no assurance that additional financing will be available on commercially reasonable terms, or at all. If the Company incurs debt, the risks associated with the business and with owning the Company's common stock could increase. In addition, any new equity securities may have rights, preferences or privileges senior to those of the Company's Common Stock. If the Company is unable to obtain additional financing, its ability to fund its operations and meet future plans could be materially adversely affected.

Competition. Certain companies have products and provide services which compete with certain products or services offered by the Company. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationship in the industry than the Company does. As a result, certain of these competitors may be able to develop and expand its service offerings more rapidly, adapt to new or emerging technologies and changes in its customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than the Company can. The Company cannot be sure that it will compete successfully with its existing competitors or with any new competitors.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering, potential investors should keep in mind other possible risks that could be important.

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BUSINESS OF THE COMPANY

Summary

HARVEY WESTBURY CORP., a Nevada corporation (the "Company") is a light manufacturing, packaging, assembly and distribution company with aftermarket automotive and marine products as principal products. Additionally, the Company exclusively uses formerly registered trademarks for Garry's™, Easy Test™, and has established many other trademarks including Diamond™ Filter, Royal Satin™, Royal Satin Supreme™, Royal Satin Marine™, and Formula 2000 Ultimate™.

The Company is currently seeking to raise a maximum of $2,000,000.00 through the sale of 33,333,333 shares of its Common Stock (the "Common Stock" or the "Shares") to the public at a price of $0.06 per share in order to purchase inventory needed for growth and to support its marketing and promotional development for its existing and new product lines.

The Company currently manufactures all of its Garry's Royal Satin™ ("Garry's") products through Innovative Chemical Corp., a chemical mixing operation located in Buffalo, New York. The supplier relationship has existed since 1997, which has led to many advantages and benefits over the years such as extended payment terms when needed, as well as priority production and service activity for being a loyal customer and maintaining a current account balance. Although the Company has built this level of trust with Garry's and has come to rely on their production services, there is a non-disclosure agreement in place that help secure the proprietary information required to make the product line. Should this supplier relationship deteriorate for any reason, the formulas are owned by the Company, which allows it to seek production elsewhere from any capable mixing operation.

Since 1998, the company has bought all of its overseas products through Global Consolidated Trading, Inc., an Import/Export group located in McLean, Virginia. This supplier acts as an agent, while the brand names and trademarks of all the products made overseas belong to the Company. Additionally, there are no exclusivity arrangements in place that would prevent the Company from seeking out production from the same manufacturer through another Import/Export group, or even working with the overseas manufacturers directly.

Although the Company has come to rely on various suppliers' services, these relationships exist through an extreme convenience factor, and it does not hinder or restrict the Company in any way that management can determine.

The Company's Featured Products

We believe the Company maintains a level of distinction from similar items sold in the marketplace through its multiple product line brand names. However, each of the brand names have their own unique factors that contribute to its success.

Garry's automotive and marine waxes and polishes have been in distribution since 1967 and we believe it has cultivated a strong brand loyalty base. However, the Company continues to maintain competitive pricing within the marketplace in order to expand sales growth in new-targeted regions.

The Easy-Test™ product line began in the early 1970's and consists mainly of niche items developed from prior patented technology. Since these products are not widely sold by other manufacturers and distributors, we believe, the Company benefits from larger gross margins generated from the demand of its customer base created over the years, combined with a limited supplier base of other distributors.

The Diamond™ filter line is the latest line of products introduced by the Company. Although the brand name is only three years old, we anticipate it to grow by providing a quality product at competitively discounted prices. This results from the filters being privately labeled by the same manufacturers that produce other well-known brand names in the industry. In most cases, these well known brands are sold at a premium. Thus, we believe the customers know they are getting a great deal without sacrificing their standards.

The Formula 2000 Ultimate™ houses a 100% synthetic oil additive product that is sold only through direct marketing campaigns and can only be purchased currently through the Company's retail website, **http://www.harveywestbury.com**. The Company focuses on educating consumers about the uses and benefits of its Formula 2000 Ultimate™ product. In light of other companies' product offerings that have included fraudulent and excessive claims, in our opinion, the Company has elected to maintain control of the advertising and sales process of this product and utilizes direct marketing as its primary sales vehicle.

The Company's Pricing Sheets for all of its products are annexed hereto as **Exhibit A**.

Industry Overview

The automotive aftermarket industry encompasses all products and services purchased for vehicles after (not including) the original sale. These categories include, but are not limited to, replacement parts, accessories, lubricants, appearance products, service repairs, and tools and equipment necessary to make those repairs.

According to The Automotive Aftermarket Products Expo and The Foundation for Aftermarket Industry Research ("FAIR") of The Association for Aftermarket Parts & Accessories ("APAA"), the automotive aftermarket industry generated nearly $250 billion ($250,000,000,000) in annual sales in 2001. It was the 11th largest contributor to the nation's gross domestic products ("GDP") with sales of approximately 2.5% of the total GDP.

According to FAIR, in 2001, the industry grew by 4.8% and accounted for 3.7 million jobs. In 2001, the automotive aftermarket replacement filter industry accounted for $3.6 billion (3,600,000,000) in annual sales in 2001, also according to FAIR.

Waxes and Polishes

The wax and polish market is mainly comprised of waxes, polishes and protectants. According to the Automotive Parts & Accessories Association (APAA), the automotive wax and polish industry produced retail revenues totaling $505 million ($505,000,000) in 2001. In addition to the Automotive Industry, the Marine wax and polish industry generates yearly revenues of $140 million ($140,000,000). This provides significant opportunity for the Company to rapidly establish a brand name in its Garry's Royal Satin Marine™ waxes and polishes.

Testers

The tester market is estimated to have $15 million ($15,000,000) in annual sales by the APAA. They are considered penny items in the business, which over the last number of years have been dominated by overseas regions, particularly Taiwan and China. We believe that since inexpensive labor and material costs offer lower pricing on these items, many companies simply import these items rather than manufacture them.

Automotive Filter Market

The automotive aftermarket filter business is one of the largest in all of the automotive aftermarket fields with annual sales of over $3.6 billion (3,600,000,000) according to FAIR. This includes oil, air, fuel, cabin, and diesel filters. Many of the filters sold in the United States are made here although there is a growing segment of filters coming into the U.S. from overseas markets including China, Taiwan, Korea, and Mexico.

Competition

Waxes and Polishes

We believe that the level of competition in this industry exists mainly between the long time, well recognized brand name organizations such as First Brands, 3M, and Turtle Wax and the smaller groups that are gaining in popularity such as Starbrite and Mothers. Each of these major competitors has nationally advertised promotions, as well as a marine products division. In most cases, the marine division is a secondary division to the automotive division. We anticipate that some of the Company's competitors have larger streams of revenue and thus, realize higher net profits than the Company.

- **First Brands**: This public company (NYSE: FBR) is the home of many brand names. Their principle brand name is STP® which plays an active role in the automotive additive industry. The brand name for which they market their wax is known as Simoniz™. Their products are currently distributed through traditional channels and have strong representation in most chain stores and outlets.

- **Turtle Wax**: This private company has developed into one of the most recognizable names in the industry with development of several car care trademarks including Finish 2001™, Formula 2001™, and CD-2™. Its most recognizable national brand name, by far, is Turtle Wax™ which alone is responsible for over $20 million ($20,000,000) in annual sales according to the American Business Directory. They have very distinct packaging, competitively priced products and can be found in nearly every major chain store and many retail outlets throughout the U.S.

- **Minnesota Mining and Manufacturing (3M)**: This public company (NYSE: MMM) is a major leader in several industries, the automotive and marine industries among them. However, while 3M is a nationally known brand, they are best known for adhesives and not waxes and polishes.

Testers

In the tester market there are many competitors but all of them import their products from overseas in China and Taiwan (as the Company does). We believe that the main competitors in this market are Chaslyn Co., Custom Accessories, and Thexton MFG.

Automotive Filter Market

We believe the competition in this industry is divided between the well recognized name brand organizations such as Wix, Fram, and Purolator. These companies mainly produce their own products, are higher in price and have distribution in major retail chains and outlets throughout the U.S. The other competition is between the many regional groups who also import filters as the Company does. These companies include Globe Motorists Supply and Hosanna Trading Company. It is our belief that most of these regional groups lack the funding to market and provide consistent service to their clients at the same time, thus placing the Company in a unique position to take a significant portion of this market.

- **Fram**: This division of Allied Signal is one of the best known brands of filters in the world. With brand names such as ExtraGard™, Fram features the higher end market of filters. They have extensive national distribution and are available in many major chains and retailers.

- **Purolator**: A division of Arvin systems, Purolator, like Fram, the Company believes, is a well known name brand. The major difference is that Purolator also markets a less expensive filter Group 7™ which is the Company's main competitor. The Group 7™ filter has national distribution through major warehouses and some retail chains. Its weaknesses are that it is priced 20% higher than Diamond™ filters, and that many years ago there was a problem with a production run of filters, which resulted in many blown engines.

The Company's Market Strategy

The Company currently markets all of its products under its own brand names listed as follows: Garry's Royal Satin Automotive; Garry's Royal Satin Marine; Diamond Filters; Easy-Test Products; and Formula 2000 Ultimate. All of these brand names are marketed using several different strategies to penetrate their respective industries.

- **Current distribution**: The Company believes it benefits from an active client base of over 150 customers and has done business with more than 550 other entities to include national and regional distribution centers, national and local retailers; as well as local jobbers and school districts over the last ten years. This is because the Company has existed since 1967 and has been a pioneer with technologies in several industries, which have allowed it to set the standards at the top of the distribution chain as manufacturers. We believe the Company has an established reputation from nearly 40 years of developing products that gives them an edge when dealing with large distributors. Management currently views the distribution chain of a product as follows: Manufacturer, Wholesaler, Distributor, Retailer (or Jobber) then Consumer. Although it primarily distributes at the wholesale level, the Company has cultivated an array of customers at all levels of distribution due to the various types of products it has marketed over the years. We anticipate that this will allow the Company to channel its products to areas where the larger distribution centers do not have accessible penetration.

- **Manufacturers' Representatives**: We believe that large distributors and retailers are constantly looking for newer, popular products and product lines in order to stay ahead of the market trends. It is essential for these organizations to have high product turnover to maintain their extensive revenues. Aside from recognizing brand names with high-end advertising programs, distributors rely on these representatives to keep them abreast of the changing markets. They establish relationships with the "Buyers" of these large distribution centers by showing them ideal products to fit their targeted markets. In some cases, they will help train an existing sales staff on the feature points of a new product since they are the direct liaison with the manufacturer and can follow-up on any questions or concerns about the products themselves. Obviously, a higher trust is built with these buyers each time a new product is introduced with success. The Company has relationships with several of these representatives who are well known in their industries and have their own relations with various distributor base buyers.

- **Advertising**: The Company currently advertises indirectly through its customers by utilizing cooperative advertising programs. This is where distributors who have large circulars in the form of catalogs are given small percentage discounts in order to cover the printing costs of their catalogs. In return, products are displayed to hundreds of retail stores and jobber operations within a particular chain of distribution. Overall, this is a "win-win" situation for both parties as it is an inexpensive, yet effective way to advertise, while maintaining good customer relations for participating in their programs. The Company, however, will begin to utilize traditional media advertising for future campaigns when marketing funds are readily available.

- **Trade Shows**: These events are very popular and take place within most industries. Typically, a large exhibit hall houses an area where all manufacturers and distributors in a particular industry assemble together for purposes of displaying their products to the public. The resulting customer traffic at these shows are usually smaller retail and jobber store owners/buyers looking for new products and to see the latest developments, if any, within their industry. It is a great opportunity to expose merchandise to a specific target market. Since everyone comes to these events expecting to conduct business, it is also a great opportunity to meet and greet all of the major players in your industry. Generally, distributors and buyers plan to meet with each other during these trade shows to discuss future transaction possibilities. Others meet just to maintain vendor/client relations.

- **Internet**: The Company's retail website (http://www.harveywestbury.com) accounts for less than 1% of its total revenues. A monthly web hosting fee is paid to certain vendors who then link your website to various search engines based on key words. The purpose of this website is to offer the Company's products to those areas where distribution is not present or readily available to the consumer. The Company does not wish to compete with its distributor clients, so the item pricing is not designed to promote an incentive for buying direct. It merely keeps an avenue open to the consumer for what otherwise might be a lost sale.

In the case of the Company's Garry's Royal Satin Automotive brand, the Company plans to utilize its current distribution; along with its manufacturers representatives to create penetration in the marketplace. For instance, we believe the Company currently has a strong customer base in Puerto Rico. One of the larger distributors actually feeds product to a popular retail chain called Pep Boys. Pep Boys currently operates 595 stores in 36 states and Puerto Rico. The Company has been a vendor to Pep Boys in the past. Thus, with the combined efforts of the manufacturers representatives, the Company is hoping to regain its vendor status in the United States, which could easily double the Company's current revenues.

In the case with the Garry's Royal Satin Marine brand, the Company plans to begin an aggressive advertising campaign for the Garry's Royal Satin Marine™ waxes and polishes. Management believes that select, aggressive advertising will greatly enhance the visibility of the products in the aftermarket and greatly increase sales numbers. This will be executed through local and national magazine advertising within boating industry periodicals. Additionally, the Company has already produced a 30-second television commercial to be used for local and national advertising on selected boating, fishing and other related marine programs. The local campaigns can be run throughout the year. However, the national campaigns will be run during the main boating season, which generally starts between the months of April and May and lasts through the months of August and September.

Additionally, the National Marine Manufacturers Association ("NMMA") holds the largest trade show exhibit for the marine industry in Las Vegas, Nevada every year during the month of July. Accordingly, management feels that having the national exposure during this event will create added awareness to the buyers that the brand name has pull-through advertising in place to support its products. There are two specific distributors that the Company hopes to acquire as clients: West Marine and Land & Sea. West Marine is one of the largest retail store chains in the marine industry with over 400 stores under its umbrella. The Company was a previous vendor under its "Managers'-Buy" program, which allows individual store managers to buy direct from organizations that do not have their products purchased by the main warehouse buyer. Land & Sea is also one of the largest distributor operations in the marine industry with over 400 stores amongst its allocation. This organization recently acquired one of the Company's current client/distributors based out of Connecticut called Kellogg Marine. The two main buying operations of these entities will soon merge as one unit and there is a strong probability that additional buying will be picked up to support all existing stores within the organization. With the combined efforts of the manufacturers representatives, we believe the Company should be able to meet with these distributors to capitalize on the advertising exposure. Sales created from these two potential clients could easily triple current revenues.

In the case of the Diamond Filter brand, the Company plans to utilize their current distribution; along with their manufacturers representatives. Since this type of product is basically invisible to the average consumer, it would be a waste of time, effort and money to advertise through traditional media. These items are mainly distributed to local jobbers (such as your local mechanic). The average consumer does not ask for a specific filter when they take their automobile in for service. Rather, they generally trust the mechanic to give them quality service. Therefore, the final consumer would never recognize the brand name because they are never visually exposed to the product. Essentially, it is the jobber who needs to feel comfortable that they are giving their customers a reliable part. The best form of marketing for this type of product is word of mouth and reputation. Here, the representatives have the better opportunity to work hand in hand and educate the buyers. The short life span thus far for the Diamond brand has resulted in a very minimal defect rate, which has effectively built a quality reputation associated with the product. Additionally, the Company plans to grow their distribution locally to minimize freight costs. There are a handful of large local buyers waiting for the Company to stock this brand again because they know that they can get a good product at a discounted price. With the combined efforts of the representatives, the

Company anticipates that it will expand their growth to at least four (4) containers of product per month.

In the case of the Easy-Test brand, the Company will continue to rely on its loyal client base within their current distribution. Since the items under this brand are generally niche items designed for consumers with certain skill sets; and are mostly sold to the jobber levels, it would take large marketing dollars to educate the average consumer about each product. The Company simply benefits from the large margins provided by these items and will continue to fulfill the orders as they come in from the clients they have cultivated from over 40 years of staying in business.

In the case of the Formula 2000 Ultimate brand, the Company utilizes the Internet to market this item. Previous direct marketing campaigns have created a residual interest in this product. The Company website provides an outlet of distribution for those consumers who want to purchase the item.

Product Distribution

The distribution chain from the manufacturer to the end-user or consumer generally follows a traditional route. It begins with the manufacturer's wholesaler who sells to the distributor who, in turn, sells the products to a retailer. The consumer can then purchase from the retailer to complete the chain. Major retailers command a larger influence in the industry by being their own distributors. This push has started to shift the distribution chain towards a two-step process, which entails the wholesaler selling directly to the retailer. Under this method, the retailer can now handle more volume than the distributor and in most cases is able to demand lower purchase levels. Electronic data inquiry systems are also becoming more widely utilized, allowing retailers to order directly from the manufacturer.

A secondary route diverts from the distributor level where instead of selling to retailers, products are sold to "Wagon-Jobbers" and in some cases the jobbers directly. The products are then provided to the consumer generally through some form of service (such as changing your oil, which provides the consumer with a Diamond filter). The "Wagon-Jobbers" typically are smaller delivery type operations that maintain customized sales routes offering products to those "Jobbers" who don't have the time or resources to search for items themselves. These "Wagon-Jobbers" become convenient one-stop-shop facilities for your local mechanic. In some instances, the jobber may be large enough to have a retail section at their place of business, which generally means they have the resources to buy direct from distributors.

In general, most items are sold using a "step-pricing" method, which is an organized way of allowing profit margins to be made at each level of distribution. For example, a manufacturer will not sell an item directly to a retail store for the same price that they would sell to a large distributor. Respectively, a Wagon-Jobber would receive a higher price than a distributor as well. Although the Company will sell directly to any level of distribution, it tries to maintain their step-pricing to accommodate the natural order of the various distribution chains.

The Garry's Royal Satin Automotive and Marine brands are distributed through both the traditional and secondary routes. The Diamond filter and Easy-Test brands are primarily sold through the secondary paths of distribution. The Formula 2000 Ultimate brand is only sold on the internet and will be marketed in the future through Direct-Marketing campaigns. The retail price sold to consumers has already been set to incorporate additional step-pricing in case the product line become successful enough to involve the use of a traditional or secondary form of distribution.

Employees

Currently, the Company has 5 employees as follows: 2 in management; 1 support staff; 2 warehouse staff. With the exception of the two officers of the Company, no employees are currently covered by labor agreements or contracts. It is anticipated that within the next 12 months, the Company will have 6 employees, allocated as follows: 2 in management, 1 support staff, 2 warehouse staff, 1 sales staff.

The Company has not had any employee disputes during the past three years.

The Company does not offer any incentives to its employees, nor does it plan on doing so in the foreseeable future.

Intellectual Property

The Company does not own any material property in the form of patents, nor does the Company have any contractual agreements or licensing arrangements for its products. In addition, there are no patents held by third parties.

The Company sells waxes and polishes under the name Garry's Royal Satin, which is not a registered trademark. Previously, the Company was a distributor for Garry's Laboratories based in Buffalo, New York, and Garry's Laboratories had registered and owned the trademark. However, Garry's Laboratories ceased doing business and the trademark registration expired. The Company has continued to distribute the product under the trade name "Garry's Royal Satin." The Company's Garry's based products are manufactured and packaged by a third party chemical manufacturer in New York. The Company does not have any contractual agreements or licensing arrangements with its suppliers for these products.

All of the Company's products are dependent upon their brand names from which they are sold under. The Company currently relies on the provisions of common-law to protect the existing trademarks.

In the case with the Garry's Royal Satin brand, the Company owns a proprietary formula used to create its flagship product within the existing lines. Since the Company is not the direct manufacturer of this formula, non-disclosure agreements are in place to help secure its protection.

Physical Property

The Company has entered into operating lease agreements for its corporate office and warehouses, some of which contain provisions for future rent increases. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The current lease will expire on September 30, 2007. At this time, the terms of its renewal can be negotiated. The following rent expense obligations over the next five years are estimated as follows:

Year 2006	$45,324
Year 2007	$46,332
Year 2008	$46,677
Year 2009	$47,712
Year 2010	$48,069

Regulation

While numerous government regulations are directed towards the automotive and marine industries, the Company does not believe that there are any significant government regulations pending that would impact the current products that the Company is currently marketing and selling, except for Environmental Protection Agency ("EPA") regulations that would cause a reformulation of the entire wax line. The cost associated with complying with this regulation is minimal. The Company does not have any material costs associated with the compliance of any other environmental laws.

The Company's History

The Company was incorporated on June 8, 2004 under the laws of the state of Nevada and was merged with Harvey Westbury Corp., a New York corporation ("Harvey NY") on November 8, 2004.

On January 9, 2003, Harvey Westbury Corp., a New York corporation (the "Subsidiary") spun-off from its parent company, The Auxer Group, Inc. (the "Parent Company"). As a result of the transaction, the original equity stock of 1,000 shares were released to the Company. In exchange for debt owed to the President by the Parent Company, the President was issued 80% of the Parent Company's equity. The remaining 20% were issued to existing shareholders of the Parent Company.

On October 5, 2004 the Subsidiary entered into an agreement with the Company that provided for the Company to issue 10,000,000 shares of its common stock in exchange for 1,000 capital stock shares of the Subsidiary in a transaction accounted for as a reverse merger. As a result, the Subsidiary is considered for accounting purposes, to be the acquiring company since the stockholders of the Subsidiary acquired 100% of the issued and outstanding stock of the Company. The accompanying financial statements, attached hereto as **Exhibit B**, give effect to this reverse merger.

OFFERING PRICE FACTORS

During the last fiscal year, the Company experienced a net, after-tax loss of $304,237.

The net tangible book value of the Company, as of the date of this Offering is $819,736.

The Company issued the following securities during the last 12 months:

- **October 11, 2005**: The Company sold 2,000,000 shares of its Common Stock at $0.01 per share to HWVY Investment Group, LLC in a private transaction pursuant to Rule 504 of Regulation D, promulgated under the Securities Act of 1933 (the "Act") by the Securities and Exchange Commission (the "SEC"). The Company received $20,000.00 in cash as consideration for this transaction.

- **February 1, 2006**: The Company sold 133,334 shares of its restricted Common Stock at $0.15 per share to Mr. Christopher Knapp in a private transaction pursuant to Rule 506 of Regulation D, promulgated under the Act by the SEC. The Company received $20,000.00 in cash as consideration for this transaction.

- **March 15, 2006**: The Company sold 2,000,000 shares of its Common Stock at $0.375 per share to Concorde Capital, LLC in a private transaction pursuant to Rule 504 of Regulation D, promulgated under the Act by the SEC. The Compnay received $25,000.00 in cash for this transaction, as well as a $50,000.00 promissory note due on demand with an annual interest rate of 8%. As of the quarter ended September 30, 2006, this promissory note is still outstanding while the Company continues to accrue interest.

The Company's Financial Projections

Although the Company was not profitable in its last fiscal year, the management believes that the Company can achieve profitability primarily through the purchase of appropriate inventory that will support future sales growth. Management is seeking capital in order to carry out its growth plan:

> Management believes that profitability involves the purchasing of inventory levels to support obtainable sales projections. The current growth model anticipates a 75% monthly inventory turnover with an estimated 25% gross margin. The current warehouse capacity can facilitate approximately $10 million in annual gross revenues while sustaining the same fixed costs and providing only a minimal rise in operational expenditures. It has been determined that the breakeven point based on the current fixed costs is $1,200,000 in revenues. This can be achieved through a modest increase in automotive filter sales; along with the added increase in marine waxes and polishes.

In the case of automotive sales, the company currently sells two containers of filter products per year, which yields approximately $100,000 in revenues. This is because customer terms are restricted to cash in advance; which allows the Company to fulfill orders without a loss in cash flow. However, since most clients are not large enough to purchase container size quantities and prefer at least net 30 payment terms, sales are limited. Once the ability to stock inventory and offer net 30 day terms to additional clients, the sales will increase dramatically. A modest rise to $500,000 in revenues puts the company in line with its breakeven estimates. This amounts to an additional eight containers per year. Management, however, projects that sales can be increased to four containers per month, yielding $2,400,000 in added revenues.

In the case of marine sales, the Company currently has approximately $120,000 in revenues. A modest rise to $650,000 in revenues also puts the Company in line with its breakeven estimates. The main item sold in the marine line is the Garry's Royal Satin cream paste wax. It is primarily sold in cases in increments of quarts and gallons. Based on establishing a renewed vendor relationship with the two large distributors discussed earlier, this will add a massive distributor base of over 800 retail stores. It is estimated that each store will purchase a minimum of one case of gallons (sale price approximately $75 per case), and two cases of quarts (sale price approximately $45 per case) each fiscal quarter. This will result in an additional $528,000 in sales. Management projects that it will obtain enough customers to further its distribution base to 1,600 retail stores, yielding a minimum of $1,200,000 in revenues.

Failure to Achieve Financial Milestones

The Company operates on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since the Company currently maintains a net loss, it would indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. In the event that funding does not occur on a timely basis, the Company can consolidate its operations to run on a limited scale until the necessary funds are acquired. If necessary, the Company will cut overhead by not renewing its current lease, which expires in September of 2007. In order to maintain current sales, the Company can negotiate a drop-ship arrangement with its suppliers to eliminate the need for warehouse space.

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USE OF PROCEEDS

Legal/Accounting/Professional Fees	$50,000
Leases/Rent/Utilities	$50,000
Payroll	
Executive Salaries	$250,000
Sales Staff	$75,000
Administrative Staff	$50,000
Accounts Payable	$62,500
Debt Settlement	$400,000
Inventory	$700,000
Marketing/Advertising/Consulting Fees, Permits, etc	$350,000

Through this Offering, the Company's management is looking to raise $2,000,000 in order to raise inventory levels to support the obtainable sales program. The existing growth model will turnover 75% of the inventory on a monthly basis with an estimated 25% gross margin. The current warehouse capacity can facilitate approximately $10,000,000 in gross revenues while sustaining the fixed costs and keeping a low rise on operational expenditures. In the upcoming year, the Company will focus on the following:

1. The Company will invest approximately $700,000.00 into expanding inventory of its core business products, which include Garry's Royal Satin™ marine and automotive waxes and polishes, Diamond™ filters, and Easy Test™ testers.

2. Management will strategically target core products that represent the best opportunity for increased sales by expanding product lines. The top candidate for this expansion includes Garry's Royal Satin Marine™ waxes and polishes.

3. Management intends to add fuel and cabin air filters to its Diamond™ filter line, which currently consists of oil and air filters. This is a high growth area and will increase the profitability of the filter line by approximately 200%.

4. The Company will examine the possibility of adding multiple Distribution Service Centers (DSC's) in strategic areas of the country. By having products located in areas of the country where there are heavy concentrations of sales, the Company may save money by having the product in local warehouses in these areas as the cost of shipping from current warehouses may be more

expensive. An ideal candidate for this is in Miami, Florida due to the high concentration of sales in Florida and in Puerto Rico.

5. The Company plans to begin an aggressive advertising campaign for Garry's Royal Satin Marine™ waxes and polishes. The Company believes that select, aggressive advertising for this product line will greatly enhance its visibility in the aftermarket and greatly increase sales numbers.

6. The Company will reserve the option of reducing its outstanding debt obligations. Currently, a collection of loans to include SBA, inventory, officer and credit cards continue to accrue between 4% and 19% annual rates of interest. Management, at its sole discretion, will determine a priority level for each obligation and then satisfy those that have the greatest impact on the Company's cash flows.

The President of the Company has periodically inserted operational funding to the Company from his personal finances. The loan accrues interest at an annual rate of 8%, and occasional payments are made to lower the debt. The balance owed as of September 30, 2006 was $282,415. Additionally, the Company supports its operational, general and administrative expenses with the use of credit cards personally guaranteed by the officers of the Company. The interest rates vary in excess of 19% and currently carry a balance of $104,093. Management has categorized these obligations as part of the debt reduction plan from its use of proceeds.

On September 16, 2005, the Company entered into a loan agreement with a third party lender for an $80,000, 10% convertible debenture, due 12 months from receipt of funds. Pursuant to the agreement, any part of the Debenture was to be convertible at the option of the holder at any time after the closing into Company Common Stock, at a fixed conversion price per share of Common Stock equal to 70% of the volume with a ten day weighted average price. As of the quarter ended September 30, 2005, the Company had received $50,000 of the debenture agreement. On October 21, 2005, the Company received the balance of the $80,000, 10% Convertible Debenture. As of the quarter ended September 30, 2006, the loan remains outstanding. Effective October 21, 2006, the date which marked the 12 month expiration date from receipt of funds, the Company was in default.

On January 9, 2003, the Company spun-off from its parent company. As a result of the transaction, the Company assumed an existing debt of $25,000 that accrues interest at an annual rate of 5.50%. This loan is personally guaranteed by the President of the Company.

On January 7, 2002, the Company obtained an SBA revolving credit line of $100,000 from Fleet Bank (now Bank of America) at the rate of prime plus 6.5%. On August 28, 2003, the credit line was increase to $110,000. This credit line is personally guaranteed by the President of the Company. Each month, the Company is required to make minimum principle payments of 2% of the outstanding balance plus accrued interest, and the bank assesses an annual fee at a rate of 1% of the total credit line. As of the date of this Offering, there is a $97,000 outstanding balance owed by the Company.

The President of the Company has been accruing an annual salary of $60,000 since January, 2003. No payments have been made to satisfy this accrual. On January 1, 2006, the Secretary signed an employment agreement to accrue an annual salary of $60,000. No payments have been made to satisfy this accrual. Management will reserve the option to increase their executive salaries to $125,000 each and have categorized this as Executive Salaries in this Use of Proceeds section.

The Company is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

The proceeds realized from this Offering, assuming all of the Shares are sold, will be sufficient for the Company's cash requirements for the following twelve months.

There is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations (including any litigation or action involving the Company's Officers, Directors or other key personnel).

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OFFICERS AND KEY PERSONNEL OF THE COMPANY

Name	Age	Position
Eugene Chiaramonte, Jr. 12 White Birch Court Branchville, New Jersey 07826	62	President, Sole Director
Eugene Chiaramonte, III 178 Pinecrest Lake, Loop Road Pocono Pines, Pennsylvania 18350	35	Chief Financial Officer, Secretary

Eugene Chiaramonte, Jr. has been President and the Sole Director of the Company since its incorporation. Previously, he served as director, president and Chief Executive Officer of The Auxer Group, Inc. from April 1995 until January, 2003. He assumed the positions of treasurer and secretary in 1998. In October, 2003 Mr. Chiaramonte became the co-founder of Quest Minerals & Mining Corp. and assumed the position of president in May, 2006.

Eugene Chiaramonte, III has served as Chief Financial Officer and Secretary of the Company since its incorporation. Previously, he was an accountant for The Auxer Group, Inc. and its subsidiaries from November 1996 until January 2003. He then served as an accountant for Harvey NY, Inc. until the merger with the Company in November, 2004. Mr. Chiaramonte received his B.S. degree in 1993 from Montclair State University in business administration with concentrations in accounting and finance.

The Company relies on the efforts of the President, and its Secretary and Chief Financial Officer. The business operations of the Company and prospects for long-term success could be adversely affected by the loss of either or both of these individuals. Moreover, as long as these two individuals are responsible for the management of the Company, they are guaranteed the equivalent of a majority of the voting power of the Company's outstanding capital stock. The Secretary's Employment Agreement with the Company contains provisions wherein the Secretary shall be bound to non-disclosure of certain Confidential Information, defined therein, during the term of his employment with the Company, and for a period of two years following termination of his employment for any reason.

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DIRECTORS OF THE COMPANY

There is one director of the Company, pursuant to the Company's bylaws which states: The number of directors which shall constitute the whole board shall be at least one. The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen.

The directors shall be elected at the annual meeting of the shareholders, and shall require a majority of the outstanding shares. There are currently no outside directors of the Company.

Both the CEO and CFO of the Company worked as acting management for Harvey Westbury Corp., NY while it was under the ownership of The Auxer Group, Inc. and before it spun-off and merged with Harvey Westbury Corp., NV. The Auxer Group, Inc. was a holding company that managed several wholly-owned subsidiaries involved in various different industries including automotive, marine, telecommunications, and dry-cleaning. Both the CEO and CFO acted in management capacities with The Auxer Group, Inc. to oversee the range of subsidiaries. One particular subsidiary, The Mechanics' Depot, operated in the automotive industry as a hard-parts distributor to local Jobbers in the surrounding New Jersey area. However, at the time Harvey Westbury Corp. (a fellow subsidiary) did not share any clients as the dynamics of each company's products categorically differed and therefore, did not overlap in most cases. Incidentally, The Mechanics' Depot was discontinued just before the introduction of Harvey Westbury's new Diamond Filter line, which now would have shared the same targeted Jobbers. However, since the Diamond filters are sold through a secondary route starting at the distributor level, the companies still would not have competed with one another. In fact, The Mechanics' Depot would have more likely have been a customer at the distributor level.

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PRINCIPAL STOCKHOLDERS

Owners of 10% of the Company's Common Stock

Name	# of Shares Owned	% of Shares Owned
Eugene Chiaramonte, Jr. 12 White Birch Ct. Branchville, NJ 07826	26,925,000[1]	47.9%
Eugene Chiaramonte, III 178 Pinecrest Lake, Loop Rd. Pocono Pines, PA 18350	21,000,000[2]	37.4%

Officer and Director Ownership

Name	# of Shares Owned	% of Shares Owned
Eugene Chiaramonte, Jr. President	26,925,000[3]	47.9%
Eugene Chiaramonte, III	21,000,000[4]	37.4%
Officers and Directors As a group	47,925,000	85.3%

The President and the Secretary are Father and Son, respectively.

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[1] These Shares reflect the 6,925,000 Shares of Common Stock currently owned, and the 20,000,000 shares of Common Stock that underlie the 4,000,000 shares of convertible Preferred Stock currently owned.

[2] These Shares reflect the 1,000,000 Shares of Common Stock currently owned, and the 20,000,000 shares of Common Stock that underlie the 4,000,000 shares of convertible Preferred Stock currently owned.

[3] These Shares reflect the 6,925,000 Shares of Common Stock currently owned, and the 20,000,000 shares of Common Stock that underlie the 4,000,000 shares of convertible Preferred Stock currently owned.

[4] These Shares reflect the 1,000,000 Shares of Common Stock currently owned, and the 20,000,000 shares of Common Stock that underlie the 4,000,000 shares of convertible Preferred Stock currently owned.

FINANCIAL STATEMENTS

The Company's financial statements for the previous two years are attached hereto as **Exhibit B**.

As the financial statements indicate, the Company incurred net losses from operations as a result of a lack of capital to invest in inventory. The Company is confident that through the full subscription of the securities offered hereby, it can have a net gain in operations in the next 12 months.

Results of Operations for the Nine Months Ended September 30, 2006 and 2005.

The Company had sales of $274,941 for the nine months ended September 30, 2006 as compared to sales of $278,615 for the nine months ended September 30, 2005. The decrease in sales was attributed to the differential in revenue accrual dates. The Company does not accrue sales revenues until orders are actually shipped. Although comparative sales remained similar, the dates in which orders are received do not remain constant. Therefore, the difference in sales may be due to a delay in certain shipments. The difference would then be reflected in the following quarter.

The Company had net losses of $180,507 for the nine months ended September 30, 2006 as compared to net losses of $282,339 for the nine months ended September 30, 2005. The decrease in net losses was primarily attributed to the reduction of General and Administrative expenses initiated as part of the restructuring after year-end of 2005.

The Company had general administrative expenses of $215,261 for the nine months ended September 30, 2006 as compared to general administrative expenses of $272,673 for the nine months ended September 30, 2005. The decrease in these expenses was attributed, but was not limited to a reduction in payroll, marketing and consulting expenses.

The Company had interest expenses of $49,812 for the nine months ended September 30, 2006 as compared to $81,700 for the nine months ended September 30, 2005. The increase in these expenses was attributed to a reclassified and re-categorized entry related to the issuance of common stock under Rule 504 of Regulation D, promulgated by the Securities Exchange Commission under the Securities Act of 1933 (the "Act"). The correction is reflected in the fourth quarter of 2005. However, the resulting increase in these expenses was due to the increase in debt obligations, which caused additional interest accruals.

Results of Operations for the Twelve Months Ended December 31, 2005 and 2004

The Company had sales of $389,974 for the twelve-month period ended December 31, 2005 as compared to sales of $569,056 for the twelve-month period ended December 31, 2004. The decrease in sales was attributed to the decrease in automotive filter sales from a lack of maintaining ample inventory levels needed to support the growing product line; which subsequently led to loss of sales.

The Company had net losses of $304,237 for the twelve-month period ended December 31, 2005 as compared to net losses of $285,783 for the twelve-month period ended December 31, 2004. The increase in net losses was primarily attributed to the decrease in gross profit from falling revenues along with the strain of maintaining overhead costs that were not decreased relative to the sales.

The Company had general administrative expenses of $336,919 for the twelve-month period ended December 31, 2005 as compared to general administrative expenses of $392,674 for the twelve-month period ended December 31, 2004. The decrease in these expenses was attributed to the reduction of payroll and marketing expenses.

The Company had interest expenses of $58,564 for the twelve-month period ended December 31, 2005 as compared to $47,873 for the twelve-month period ended December 31, 2004. The increase in these expenses was due to the increase in debt obligations, which caused additional interest accruals.

The principle source of revenue of the Company for the twelve-month period ending December 31, 2005 was the sale of the automotive oil and air filters, as well as marine waxes and polishes. Additional funding was provided by the sale of common stock under Rule 504 of Regulation D, as well as substantial loan contributions from the President and CEO.

Sources of Liquidity

For the nine months ended September 30, 2006, the Company paid for operations through the sale of common stock under Rule 504 & 506 of Regulation D promulgated under the Act; as well as substantial loan contributions by the President and CEO. The Company had notes payable of $312,939, other notes payable to officers of $282,415 and accrued wages payable of $270,000 on September 30, 2006. The Company has a loan outstanding against its inventory of $18,311 under a security agreement with Quantum Corporate Funding Ltd. Management also provided guarantees towards repayment of the loan. For the nine months ended September 30, 2006, the Company sold 2,000,000 shares of common stock under Rule 504 of Regulation D, promulgated under the Act, for $75,000. For the nine months ended September 30, 2006, the Company sold 133,334 shares of common stock under Rule 506 of Regulation D for a transaction amount of $20,000.

In comparison for the nine months ended September 30, 2005, the Company paid for operations through the sale of common stock under Rule 504 of Regulation D, as well as substantial loan contributions by the President and CEO. In addition, the Company had notes payable of $341,909, other notes payable to officers of $249,837 and accrued wages payable of $180,000 on September 30, 2005. For the nine months ended September 30, 2005, the Company issued 400,000 shares of common stock under Rule

504 of Regulation D for services rendered, and sold 3,500,000 shares of common stock under Rule 504 of Regulation D for $21,500.

Gross Margin

The existing gross margin (net sales less cost of such sales as presented in according with Generally Accepted Accounting Principles) for the Company's sales products was 24.49% for the last fiscal year. The anticipated gross margin for the next 12 months is anticipated to be approximately 25%. These figures are not expected to change.

Foreign Sales

The Company did not have any foreign sales within the last 12 months, nor did it have any domestic government sales.

This Space Intentionally Left Blank.

DESCRIPTION OF SECURITIES

Common Stock. The Company is authorized to issue up to 240,000,000 Shares of Common Stock. As of the date of this Offering, the Company has 56,189,761[5] Shares of Common Stock issued and outstanding held by 430 individuals. The holders of the Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding preferred stock, if any. The Company has never paid a dividend on the Common Stock and has no plans to do so in the immediate future. Upon the liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to ratably receive the net assets of the Company available after the payments of all debts and other liabilities. However, there are no assurances that upon any such liquidation or dissolution, there will be any net assets to distribute to the holders of the Common Stock.

The holders of the Common Stock are entitled to one vote per share, either in person or by proxy, on all matters submitted to a vote of shareholders. There is no provision for cumulative voting with respect to the election of directors by the holders of common stock. Therefore, the holders of more than Fifty Percent (50%) of the Company's shares of outstanding common stock can, if they choose to do so, elect all of the Company's directors and approve significant corporate transactions. The holders of the Common Stock have no preemptive, subscription, or redemption rights. The outstanding shares of Common Stock are fully paid and non-assessable. The rights and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares the Preferred Stock described below, or of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock. The Company is authorized to issue up to 10,000,000 Shares of Preferred Stock. As of the date of this Offering, the Company has 8,000,000 Shares of Preferred Stock issued and outstanding held by 2 individuals.

Series A Preferred Stock. The Company is authorized to issue up to 4,000,000 shares of Series A Preferred Stock. As of the date of this Offering, all of the shares of Series A Preferred Stock are issued and outstanding held by 2 individuals. Each share of Series A Preferred Stock is convertible into 5 shares of the Company's Common Stock, and is convertible in the sole discretion of the Series A Preferred Stock holder. Each share of Series A Preferred Stock has voting rights as though it were 5 shares of the Company's Common Stock. The Series A Preferred Stock ranks equivalent to the Company's Common Stock with respect to dividends, and rights upon liquidation, winding up and dissolution.

Series B Preferred Stock. The Company is authorized to issue up to 4,000,000 shares of Series B Preferred Stock. As of the date of this Offering, all of the shares of

---

[5] This reflects the 16,189,761 shares of Common Stock currently issued and outstanding and the 40,000,000 shares of Common Stock that underlie the 8,000,000 shares of convertible Preferred Stock currently issued and outstanding.

Series B Preferred Stock are issued and outstanding held by 2 individuals. Each share of Series B Preferred Stock is convertible into 5 shares of the Company's Common Stock, and is convertible in the sole discretion of the Series B Preferred Stock holder. The total issued and outstanding shares of Series B Preferred Stock have voting rights as though it were the greater of (i) 20,000,000 shares of the Company's Common Stock, or (ii) a number of post-conversion shares equal to sixty percent (60%) of the Company's then total issued and outstanding shares of Common Stock. The Series B Preferred Stock ranks equivalent to the Company's Common Stock with respect to dividends, and rights upon liquidation, winding up and dissolution.

Immediately following the commencement of this Offering, the Company is planning to effectuate a reverse split of its issued and outstanding Common Stock at the rate of 1 share for every 6 shares of the Company's issued and outstanding Common Stock (the "Reverse Split"). The Shares of Common Stock offered pursuant to this Offering shall be deemed issued post-Reverse Split.

This Space Intentionally Left Blank.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation and By-laws provide, to the fullest extent permitted by Nevada law, that the officers and directors of the Company who were or are a party or is threatened to be made a party to, any threatened, or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of fact that he/she is or was acting as the incorporator, officer, director or nominee officer/director or was serving in any capacity at any time. Furthermore, it is the responsibility of the Company to pay for all legal expenses that may occur on behalf of the party who may come under any such type of action.

Management of the Company has indicated that it intends to offer indemnity agreements consistent with the foregoing to all officers and directors of the Company. In this regard, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: "Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable."

This Space Intentionally Left Blank.

CERTAIN INCOME TAX CONSEQUENCES

PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR ACCOUNTANTS AND/OR TAX ADVISORS WITH RESPECT TO POSSIBLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

EXHIBIT A

HARVEY WESTBURY CORP.
phone: (973) 684-0800 fax: (973) 684-8009

TOLL FREE: (800) 418-2002
www.harveywestbury.com

PRICING

Easy-Test ™ Rubber Drain Plug Series 990419J

Item No.	Size / Description	Unit Price
CDP500B	1/2" Single w/ Blister Card	$1.06
CDP625B	5/8" Single w/ Blister Card	$1.06
CDP500C	1/2" Six-pack w/ Blister Card	$6.25
CDP625C	5/8" Six-pack w/ Blister Card	$6.25

Easy-Test ™ Air-Conditioning Series 990419

Item No.	Size / Description	Unit Price
AC600MU	Air Conditioner Recharge Kit for R-12	$2.85
CT600MU	Recharge Kit R-134a w/90° Quick-Connect	$4.90
RC88500	R-134a Retrofit & Charging Kit	$10.95

All prices subject to change without notice

HARVEY WESTBURY CORP.

18 b East 5th Street · Paterson, NJ 07524
Toll Free: (800) 418-2802
Website: www.harveywestbury.com

CONFIDENTIAL
WD PRICING

DIAMOND™

PRICING EFFECTIVE
MAY 01, 2006
(Replaces all Previous Schedules)

OIL FILTERS

Part Number	Item Description	Units per case	UNIT PRICING			
			LIST	DEALER	JOBBER	WD ea
DF1A	Oil filter	12	6.75	4.05	2.51	1.19
DF49	Oil filter	12	6.75	4.05	2.51	1.19
DF81	Oil filter	12	6.75	4.05	2.51	1.19
DF111	Oil filter	12	6.75	4.05	2.51	1.19
DF123	Oil filter	12	6.75	4.05	2.51	1.19
DF193	Oil filter	12	7.29	4.37	2.69	1.19
DF195	Oil filter	12	6.75	4.05	2.51	1.19
DF241	Oil filter	12	6.75	4.05	2.51	1.19
DF252	Oil filter	12	7.29	4.37	2.69	1.19
DF257	Oil filter	12	7.29	4.37	2.69	1.19
DF291	Oil filter	12	7.29	4.37	2.69	1.19
DF2821A	Oil filter	12	7.29	4.37	2.69	1.19
DF4006	Oil filter	12	7.29	4.37	2.69	1.19
DF4011	Oil filter	12	6.75	4.05	2.51	1.19
DF4457	Oil filter	12	7.29	4.37	2.69	1.19
DF4459	Oil filter	12	6.75	4.05	2.51	1.19
DF4460	Oil filter	12	7.29	4.37	2.69	1.19
DF4466	Oil filter	12	7.29	4.37	2.69	1.19
DF4476	Oil filter	12	7.29	4.37	2.69	1.19
DF4477	Oil filter	12	7.29	4.37	2.69	1.19
DF4484	Oil filter	12	7.29	4.37	2.69	1.19
DF4610	Oil filter	12	7.29	4.37	2.69	1.19
DF4612	Oil filter	12	7.29	4.37	2.69	1.19
DF4619	Oil filter	12	7.29	4.37	2.69	1.19
DF4620	Superceded by DF4610	12	n/a	n/a	n/a	n/a
DF4622	Oil filter	12	7.29	4.37	2.69	1.19
DF4631	Oil filter	12	6.75	4.05	2.51	1.19
DF4651	Oil filter	12	7.29	4.37	2.69	1.19
DF4670	Oil filter	12	6.75	4.05	2.51	1.19
DF5230	Oil filter	12	7.29	4.37	2.69	1.19
DF5288	Oil filter	12	7.29	4.37	2.69	1.19

NOTE: *All pricing is subject to change without notice*

Distributed by:
HARVEY WESTBURY CORP.

HARVEY WESTBURY CORP.

18b East 5th Street · Paterson, NJ 07524
Toll Free: (800) 418-2002
Website: www.harveywestbury.com

CONFIDENTIAL WD PRICING

PRICING EFFECTIVE MAY 01, 2006
(Replaces all Previous Schedules)

DIAMOND™ AIR FILTERS

Part Number	Item Description	UNIT PRICING LIST	DEALER	JOBBER	WD
DAF3192	Air Filter	8.68	6.44	3.91	2.25
DAF3465	Air Filter	8.68	6.44	3.91	2.25
DAF3590	Air Filter	8.68	6.44	3.91	2.25
DAF3591	Air Filter	8.68	6.44	3.91	2.25
DAF3592	Air Filter	8.68	6.44	3.91	2.25
DAF4278	Air Filter	10.85	8.24	6.08	2.45
DAF4343	Air Filter	10.85	8.24	6.08	2.45
DAF4372	Air Filter	12.88	9.74	7.22	2.99
DAF4375	Air Filter	15.44	11.58	9.26	3.89
DAF4378	Air Filter	10.85	8.24	6.08	2.45
DAF4468	Air Filter	15.44	8.24	6.08	3.89
DAF4479	Air Filter	12.34	9.43	6.98	2.82
DAF4645	Air Filter	15.44	11.58	9.26	3.89
DAF4648	Air Filter	15.44	11.58	9.26	3.89
DAF4680	Air Filter	15.44	11.58	9.26	3.89
DAF4690	Air Filter	18.26	13.69	10.95	4.25
DAF4712	Air Filter	8.68	6.44	3.91	2.25
DAF4717	Air Filter	18.26	13.69	10.95	4.25
DAF4720	Air Filter	19.74	14.81	11.84	4.75
DAF4721	Air Filter	19.95	14.97	11.97	4.99
DAF4722	Air Filter	19.74	14.81	11.84	4.75
DAF4727	Air Filter	18.26	13.69	10.95	4.25
DAF4731	Air Filter	12.88	9.74	7.22	2.99
DAF4799	Air Filter	15.44	11.58	9.26	3.89
DAF4852	Air Filter	19.74	14.81	11.84	4.75
DAF4878	Air Filter	19.74	14.81	11.84	4.75
DAF4879	Air Filter	15.44	11.58	9.26	3.89
DAF4880	Air Filter	10.85	8.24	6.08	2.45
DAF4881	Air Filter	12.88	9.74	7.22	2.99
DAF5043	Air Filter	18.26	13.69	10.95	4.25
DAF5090	Air Filter	22.85	17.13	13.71	5.89
DAF5148	Air Filter	12.88	9.74	7.22	2.99
DAF5155	Air Filter	19.74	14.81	11.84	4.75
DAF5192	Air Filter	15.44	11.58	9.26	3.89
DAF5227	Air Filter	15.44	11.58	9.26	3.89
DAF5248	Air Filter	18.26	13.69	10.95	4.25
DAF5265	Air Filter	12.88	9.74	7.22	2.99
DAF5324	Air Filter	12.88	9.74	7.22	2.99
DAF5396	Air Filter	11.65	8.74	6.99	2.69
DAF6087	Air Filter	24.69	18.52	14.81	6.49

NOTE: *All pricing is subject to change without notice*

Distributed by: HARVEY WESTBURY CORP.

HWC HARVEY WESTBURY CORP.

18 b. East 5th Street, Paterson, NJ 07524
Phone: (973) 684-0800
Fax: (973) 684-8009

GARRY'S MARINE CARE PRODUCTS
2007 CONFIDENTIAL PRICE SHEET

PRICES EFFECTIVE 01/1/2007
SUPERCEDES ALL PREVIOUS PRICE SHEETS

SKU	Product Description	Unit Size	Cs Qty	Cs Wgt	List Ea	Cost Ea
G14	One Step Cleaner Wax Liquid	1 Gal	4	36 Lbs	43.99	17.83
G105	One Step Cleaner Wax Cream Paste	1 Gal	4	36 Lbs	44.99	18.49
G122	One Step Cleaner Wax Cream Paste	10oz	12	13 Lbs	6.99	2.75
G129	One Step Cleaner Wax Cream Paste	32oz	6	14 Lbs	18.99	7.41
G130	One Step Cleaner Wax Liquid	16oz	12	14 Lbs	9.99	3.66
G132	One Step Cleaner Wax Liquid	32oz	12	26 Lbs	18.49	7.24
G137	Ultra Fleet Heavy Duty Wax	16oz	12	14 Lbs	11.99	4.79
G138	Ultra Fleet Heavy Duty Wax	32oz	12	26 Lbs	20.99	8.39
G140	Garry's Marine & RV Surface Prep	16oz	12	14 Lbs	8.99	3.19
G145	Bird & Spider Dropping Remover NEW!	22oz	12	24Lbs	8.99	3.29
G182	Garry's Ultra Wash	32oz	12	13 Lbs	12.99	4.29
G185	Garry's Ultra Wash NEW!	1 Gal	4	34 Lbs	32.99	13.29
G192	Ultra Gloss Marine & RV Polish NEW!	16oz	12	14 Lbs	7.99	2.97
G195	Ultra Gloss Marine & RV Polish NEW!	1 gal	4	36 Lbs	45.99	18.95
G199	Ultra Gloss Marine & RV Polish NEW!	32oz	12	14 Lbs	18.49	7.19
G505	One Step Cleaner Wax Cream Paste	5 Gal	1	40 Lbs	231.99	87.75

TERMS: 2% 10-NET 30 DAYS

FREIGHT: PREPAID ON ORDERS OVER $2500.00
PER WAREHOUSE LOCATION, DOMESTIC ONLY

HARVEY WESTBURY CORP.
18 b East 5th Street · Paterson, NJ 07524
Toll Free: (800) 418-2002
Website: www.harveywestbury.com

CONFIDENTIAL
WD PRICING

PRICING EFFECTIVE
May 21, 2006
(Replaces all Previous Schedules)

Garry's ROYAL SATIN

Automotive Wax

SKU	Product Description	Unit Size	Units per Case	Wgt Per Case	List Each	Dealer Each	Jobber Each	1-25 CS WD Each	25+ CS WD Each
G26	Royal Satin Cream Paste Wax	10 oz.	12	10 lbs.	5.29	4.23	3.17	2.64	2.26
G29	Royal Satin Cream Paste Wax	32 oz.	6	15 lbs.	15.29	12.23	9.17	7.64	6.32
G5	Royal Satin Cream Paste Wax	1 Gal	4	36 lbs.	37.99	30.39	22.79	18.99	16.25
G005	Royal Satin Cream Paste Wax	5 Gal	1	40 lbs.	184.51	147.61	110.71	92.25	78.93
G110	Royal Satin Liquid Wax	16 oz.	12	15 lbs.	5.29	4.23	3.17	2.64	2.26
G4	Royal Satin Liquid Wax	1 Gal	4	36 lbs.	36.99	29.61	22.21	18.50	15.83

Garry's ROYAL SATIN Supreme

Automotive Wax
CLEAR COAT SAFE

SKU	Product Description	Unit Size	Units per Case	Wgt Per Case	List Each	Dealer Each	Jobber Each	1-25 CS WD Each	25+ CS WD Each
G119	Royal Satin Supreme Liquid	16 oz.	12	15 lbs	6.49	4.89	3.67	3.23	2.48
G17	Royal Satin Supreme Cream Paste	10 oz.	12	10 lbs.	5.29	4.23	3.17	2.64	2.26

NOTE: *All pricing is subject to change without notice*

Distributed by:
HARVEY WESTBURY CORP.

HARVEY WESTBURY CORP.
18 B East 5th Street Paterson, NJ 07524
phone: (973) 684-0800 fax: (973) 684-8009 TOLL FREE: (800) 418-2002
www.harveywestbury.com

PRICING

Easy-Test® FLEET QUALITY Oil Drain Plugs™

40131

OIL DRAIN PLUGS		
Part No.	Size	Cost
RDP112125M	12MM X 1.25	$23.95
RDP112150M	12MM X 1.50	$23.95
RDP112175M	12MM X 1.75	$23.95
RDP114150M	14MM X 1.50	$23.95
RDP116150M	16MM X 1.50	$23.95
RDP118150M	18MM X 1.50	$23.95
RDP120150M	20MM X 1.50	$23.95
RDP122150M	22MM X 1.50	$23.95
RDP122175M	22MM X 1.75	$34.95
RDP224150M	24MM X 1.50	$23.95
RDP224200M	24MM X 2.00	$23.95
RDP225150M	25MM X 1.50	$34.95
RDP226150M	26MM X 1.50	$23.95
RDP230150M	30MM X 1.50	$23.95
RDP232150M	32MM X 1.50	$34.95
RDP11220F	½ - 20 UNF	$23.95
RDP13819B	3/8 – 19 BSP	$23.95
RDP11214N	½ - 14 NPT	$23.95
RDP13416F	¾ - 16 UNF	$23.95
RDP23414N	¾ - 14 NPT	$23.95
RDP17814F	7/8 – 14 UNF	$23.95
RDP17816F	7/8 – 18 UNF	$23.95
RDP210018F	1 – 18 UNF	$23.95
RDP211812F	1-1/8 – 12 UNF	$23.95
RDP210115N	1 – 11 NPT	$34.95
RDP211212F	1 ½ - 12 UNF	$34.95
RDP211612F	1-1/16 – 12 UNF	$34.95

OIL DRAIN PLUG KITS		
Part No.	Size	Cost
RDP112125MK	12MM X 1.25	$29.95
RDP112150MK	12MM X 1.50	$29.95
RDP112175MK	12MM X 1.75	$29.95
RDP114150MK	14MM X 1.50	$29.95
RDP116150MK	16MM X 1.50	$29.95
RDP118150MK	18MM X 1.50	$29.95
RDP120150MK	20MM X 1.50	$29.95
RDP122150MK	22MM X 1.50	$29.95
RDP122175MK	22MM X 1.75	$39.95
RDP224150MK	24MM X 1.50	$29.95
RDP224200MK	24MM X 2.00	$29.95
RDP225150MK	25MM X 1.50	$39.95
RDP226150MK	26MM X 1.50	$29.95
RDP230150MK	30MM X 1.50	$29.95
RDP232150MK	32MM X 1.50	$39.95
RDP11220FK	½ - 20 UNF	$29.95
RDP13819BK	3/8 – 19 BSP	$29.95
RDP11214NK	½ - 14 NPT	$29.95
RDP13416FK	¾ - 16 UNF	$29.95
RDP23414NK	¾ - 14 NPT	$29.95
RDP17814FK	7/8 – 14 UNF	$29.95
RDP17816FK	7/8 – 18 UNF	$29.95
RDP210018FK	1 – 18 UNF	$29.95
RDP211812FK	1-1/8 – 12 UNF	$29.95
RDP210115NK	1 – 11 NPT	$39.95
RDP211212FK	1 ½ - 12 UNF	$39.95
RDP211612FK	1-1/16 – 12 UNF	$39.95

PLUG & KIT ACCESSORIES

Part No.	For Plugs Up to 7/8"	Cost
RDP10780DST	DUST CAP	$8.50
RDP10780CPL	STRAIGHT COUPLING	$10.50
RDP10780BCP	90° COUPLING	$18.50

Part No.	For Plugs Over 7/8"	Cost
RDP20100DST	DUST CAP	$8.50
RDP20100CPL	STRAIGHT COUPLING	$10.50
RDP20102BCP	90° COUPLING	$18.50

F.O.B. Paterson NJ

All prices subject to change without notice

EASY TEST™

Engine Oil Drain Plugs

APPLICATION CHART

ENGINE MAKE	ENGINE MODEL	PLUG SIZE
ALLIS CHALMERS	213, 320, 426	16MM x 1.5
ALLISON	Transmission	½" x 20 UNF
CATERPILLAR	3406, 3406B, 3176 3208, 3116, 3126 3304 3306	1 1/8" x 12 UNF ¾" x 16 UNF 1 ½" x 12 UNF 1" x 11.5 NPT
CUMMINS	4BT 3.9, 6BT 5.9, 6CPA, C8.3 L10, N14, N855, 315, 350, 400 VT504, 555 Case & Continental	18mm x 1.5 1" x 18 UNF ¾" x 18 UNF 18mm x 1.5
Detroit Diesel	6V-92TA, 6-71TA, 8V-92TA 353, 453N, 453T, 853 Series 40 (D.D. & IHC Eng.) Series 50 & 60 40877100, 40877300 V-8 (8.2L)	½" x 14 NPT ¾" x 14 NPT 7/8" x 18 UNF ¾" x 14 NPT ½" x 20 UNF
DEUTZ	UP TO 130 HP – F5L912, F6L912	22MM x 1.5
	OVER 130 HP – F6L913, FBL413	30MM x 1.5
	W1450 ENGINE	16MM x 1.5
FORD	ALL FORM DIESELS EXCEPT 6.9L, 7.8L	¾" x 16 UNF
	6.9L	½" x 20 UNF
	ALL GAS ENGINES – 370	14MM x 1.5
HENSCHEL	ALL	30MM x 1.5
GMC	1.9L & 2.2L DIESEL ENGINES	14MM x 1.5
	2.5L ENGINES	12MM x 1.75
	ALL OTHER EXCEPT 1.9L, 2.2L, 2.5L	½" x 20 UNF
HINO	HO6C7C, H07CB, EM100E, W06EB, 6BT5.9	18MM x 1.5
HONDA INDUSTRIAL	ALL	12MM x 1.5
IHC NAVISTAR	DT360, 404, 420 (6.9L) 446 DT366, DT466, 461, 462, 478, 550 T444E	½" x 20 UNF 7/8" x 18 UNF 14mm x 1.25
ISUZU	NPR4801, NPR48BD1T, 68D1T	20MM x 1.5
KOBELCO	Backhoe	15MM x 1.5
KOMATSU	PC-40, WA-70, WA-150, WP-150 PC-200 PC-300, PC400 PC-210 (Perkins)	22mm x 1.5 24mm x 1.5 36mm x 1.5 ¾" x 16 UNF
JOHN DEERE	219 329 359 404 486 619 955 50 Series 755 (Yanmar)	7/8" x 14 UNF 1" x 14 UNF 1" x 14 unf 1 1/16" x 12 UNF 22mm x 1.5

ENGINE MAKE	ENGINE MODEL	PLUG SIZE
JOHN DEERE (cont.)	7.6L 1920	¾" x 14 NPT
	4-239 1920	½" x 14 NPT
J. I. CASE	Engines made in Racine	7/8" x 18 UNF
	Engines made in Rock Island	¾" x 16 UNF
KUBOTA	D1102, D1302, D1402, D600, D750, D850, D950 F2302, S2600, S2800, V1100, V1502, V1702, V1902 V4300, Z8600C, Z400, Z500, Z751, Z851	12MM x 1.25
MACK	E3-175, E5-215, EC3-165, EC5-205, E6	7/8" x 14 UNF
	MIDLINER	12MM x 1.5
	E-7	20MM x 1.5
MERCEDES	OHM352, OM352A, OM429LA, OM366A	26MM x 1.5
MITSUBISHI TRUCKS	6D14-2AT, 6D14-2A	18MM x 1.5
NISSAN	NE6, NE6T, FE6	24MM x 2.0
PERKINS	MOST ENGINES	¾" x 16 UNF
SCANIA OF AMERICA	P112M, P112H, T112M, R112H	24MM x 2.0
TOYOTA FORK LIFTS	LATE MODELS	25MM x 1.5
VOLVO	TD60A, TD70F, TD100, TD101, TD120, TD121, TD70E	7/8" x 14 UNF
WISCONSIN	V465D Magnetic	¾" x 14 NPT
	VG4D	½" x 14 NPT
WISCONSIN-ROBIN	EY18/3W, EY44W, EY27, W1390, W1185	14MM x 1.5
YANMAR – MARINE	4PHME, 4PHM-TE	16MM x 1.5
	6PHME, 6PHM-TE	20MM x 1.5
YANMAR – INDUSTRIAL	TS50, T50C, TS60C, TS70, TS70C, TS80 TS80C, TS105, TS105C, 2T72HLE, 2T7SHLE, 3T75HLE 3T84HLE, 2T90LE, 3T80LE, 3T90LE, 3TN66ES, 3TN66EG2	16MM x 1.5
	3T95LE, 4T95LE, 4T95LTE, 6T95LE, 6T95LTE	24MM x 2.0
	3TNA72ES, 3TNA72EG2, 3TN75ES, 3TN75EG1, 3TN75EG2, 3TN82ES, 3TN82EG1, 3TN82EG2, 4TN82TES 4TN82TEG1, 4TN82TEG2	22MM x 1.5

HW HARVEY WESTBURY CORP.
phone: (973) 684-0200 fax: (973) 684-8009
TOLL FREE: (800) 416-2002
www.harveywestbury.com

PRICING

Easy-Test™ 990611

Item No.	Product Name	Case Size	Units per cs.	Weight per cs.		UNIT PRICE
AT501	5-ball Anti-Freeze Tester *(Ethylene Glycol)*	22 1/2 x 13 x 10 1/2	144	11 lbs.		$0.32
AT701	Hydrometer Style Anti-Freeze Tester	10 1/2 x12 x 8 1/2	12	5 lbs.		$1.07
AT901	Professional Type Anti-Freeze Tester	10 1/2 x12 x 8 1/2	12	5 lbs.		$1.23
AT514S	At501 w/Vinyl bulb and Vinyl Pocket Saver	22 1/2 x 13 x 10 1/2	144	12 lbs.		N/A
BT501	5-ball Battery Tester	22 1/2 x 13 x 10 1/2	144	11 lbs.		$0.32
BT701	Hydrometer Style Battery Tester	10 1/2 x12 x 8 1/2	12	5 lbs.		$1.07
BT901	Professional Type Battery Tester	10 1/2 x12 x 8 1/2	12	5 lbs.		$1.23
BT514S	Bt501 w/Vinyl bulb and Vinyl Pocket Saver	22 1/2 x 13 x 10 1/2	144	12 lbs.		N/A
PGT101	5-Ball Anti-Freeze Tester *(Propylene Glycol)*	22 1/2 x 13 x 10 1/2	144	11 lbs.		$0.37

PRICED FOR BULK DELIVERY (No Blister-Card)

Item No.	Product Name	Case Size	Units per cs.	Weight per cs.		UNIT PRICE
AT501	5-ball Anti-Freeze Tester *(Ethylene Glycol)*	22 1/2 x 13 x 10 1/2	1,000	11 lbs.		$0.28
AT701	Hydrometer Style Anti-Freeze Tester	22 1/2 x 13 x 10 1/2	100	5 lbs.		$1.03
AT901	Professional Type Anti-Freeze Tester	22 1/2 x 13 x 10 1/2	100	5 lbs.		$1.19
AT514S	At501 w/Vinyl bulb and Vinyl Pocket Saver	22 1/2 x 13 x 10 1/2	144	12 lbs.		$0.45
BT501	5-ball Battery Tester	22 1/2 x 13 x 10 1/2	750	11 lbs.		$0.28
BT701	Hydrometer Style Battery Tester	22 1/2 x 13 x 10 1/2	100	5 lbs.		$1.03
BT901	Professional Type Battery Tester	22 1/2 x 13 x 10 1/2	100	5 lbs.		$1.19
BT514S	Bt501 w/Vinyl bulb and Vinyl Pocket Saver	22 1/2 x 13 x 10 1/2	144	12 lbs.		$0.45
PGT101	5-Ball Anti-Freeze Tester *(Propylene Glycol)*	22 1/2 x 13 x 10 1/2	1,000	11 lbs.		$0.33

PRICED FOR PRIVATE LABEL

Note: Miniumum Orders of 5,000 Units per SKU.

Customer to provide Artwork

Item No.	Product Name	Case Size	Units per cs.	Weight per cs.		UNIT PRICE
AT501	5-ball Anti-Freeze Tester *(Ethylene Glycol)*	22 1/2 x 13 x 10 1/2	144	11 lbs.		$0.36
AT701	Hydrometer Style Anti-Freeze Tester	10 1/2 x12 x 8 1/2	12	5 lbs.		$1.11
AT901	Professional Type Anti-Freeze Tester	10 1/2 x12 x 8 1/2	12	5 lbs.		$1.27
AT514S	At501 w/Vinyl bulb and Vinyl Pocket Saver	22 1/2 x 13 x 10 1/2	144	12 lbs.	Bulk Item	$0.49
BT501	5-ball Battery Tester	22 1/2 x 13 x 10 1/2	144	11 lbs.		$0.36
BT701	Hydrometer Style Battery Tester	10 1/2 x12 x 8 1/2	12	5 lbs.		$1.11
BT901	Professional Type Battery Tester	10 1/2 x12 x 8 1/2	12	5 lbs.		$1.27
BT514S	Bt501 w/Vinyl bulb and Vinyl Pocket Saver	22 1/2 x 13 x 10 1/2	144	12 lbs.	Bulk Item	$0.49
PGT101	5-Ball Anti-Freeze Tester *(Propylene Glycol)*	22 1/2 x 13 x 10 1/2	144	11 lbs.		$0.37

FOB Paterson, NJ

All prices subject to change without notice

EXHIBIT B

HARVEY WESTBURY CORP.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

The following financial information is unaudited.

FOR MANAGEMENT PURPOSES ONLY.

HARVEY WESTBURY CORP.

BALANCE SHEET
(Unaudited)

ASSETS	September 30, 2006 (unaudited)	December 31, 2005 (unaudited)	December 31, 2004 (unaudited)
Current Assets			
Cash	$ 6,859	$ 4,321	$ 4,136
Receivables	8,256	26,404	31,105
Inventory, net (Note 8)	66,874	69,191	104,470
Total current assets	81,989	99,916	139,711
Property & Equipment, net (Note 4)	1,634	4,138	8,399
Prepaid Expenses (Note 5)	-	39,600	14,068
Security Deposits	5,132	5,132	5,132
Loans Receivable (Note 7)	19,381	-	-
TOTAL ASSETS	$ 108,136	$ 148,786	$ 167,310
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Current Liabilities			
Accounts payable and accrued expenses	$ 62,521	$ 111,269	$ 17,803
Accrued Wages (Note 6)	270,000	180,000	120,000
Notes payable (Note 9)	312,936	341,909	262,866
TOTAL CURRENT LIABILITIES	645,457	633,178	400,669
Long term debt (Note 9)	282,415	249,837	270,633
TOTAL LIABILITIES	927,872	883,015	671,302
Commitments and Contingencies			
Stockholders' equity (deficit)			
Preferred stock, par value $0.001, 10,000,000 shares authorized,			
Common stock, par value $0.001, 240,000,000 shares authorized, issued and outstanding 16,189,761 shares at September 30, 2006; 14,056,427 at December 31, 2005; and 10,000,000 at December 31, 20(	16,190	14,056	10,000
Paid-in capital	1,417,702	1,324,836	1,254,893
Deficit	(2,253,628)	(2,073,121)	(1,768,885)
Total Stockholders' Equity (Deficit)	(819,736)	(734,229)	(503,992)
TOTAL LIAB. AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 108,136	$ 148,786	$ 167,310

See Notes to Financial Statements.

HARVEY WESTBURY CORP.

STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		For the Twelve Months Ended December 31,	
	2006	2005	2006	2005	2005	2004
Revenue:						
Sales	$ 39,290	55,909	$ 274,941	278,615	$ 389,974	569,056
COGS:						
Cost of Sales	$ 24,756	36,689	$ 187,871	203,386	$ 294,468	409,417
Operating Expenses:						
General & Administrative	92,179	60,041	215,261	272,673	336,919	392,674
Interest	20,458	53,477	49,812	81,700	58,564	47,873
Depreciation	835	1,065	2,504	3,195	4,260	4,876
Total Operating Expenses	113,472	114,583	267,577	357,568	399,743	445,423
Net loss	$ (98,938)	$ (95,363)	$ (180,507)	$ (282,339)	$ (304,237)	$ (285,783)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.03)	$ (0.13)
Weighted average common shares outstanding	16,189,761	11,862,879	15,633,557	10,692,620	11,035,435	2,131,907

HARVEY WESTBURY CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
For the years ended December 31, 2005 and 2004 and the Nine Months Ended September 30, 2006 (Unaudited)

	Common Stock		Preferred Stock		Additional		
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Totals
Balances at January 1, 2004	1,000	11	-	-	1,264,882	(1,483,102)	(218,209)
October 5, 2004 - Company Re-organization (Reverse merger authorizing 240,000, 000 shares common and 10,000,000 preferred @par value, $.001)	(1,000)	(11)			(1,264,882)		(1,264,893)
October 5, 2004 - Company Re-organization (Reverse merger authorizing 240,000, 000 shares common and 10,000,000 preferred @par value, $.001)	10,000,000	10,000			1,254,893		1,264,893 -
Net Loss for year ended December 31, 2004						(285,783)	(285,783)
Balances at January 1, 2005	10,000,000 $	10,000	- $	-	1,254,893 $	(1,768,885) $	(503,992)
Common stock issued for consulting	125,000	125			12,375		12,500
Common stock issued for Adjustments							
DTC Adjustment	31,229	31			(31)		-
Reconciliation of fractional dividend disbursement	198	0			(0)		-
Regulation D 504 issuances							
for services	400,000	400			39,600		40,000
for common stock sold	3,500,000	3,500			18,000		21,500
Net Loss for year ended December 31, 2005						(304,237)	(304,237)
Balances at January 1, 2006	14,056,427	14,056	-	-	1,324,837	(2,073,122)	(734,229)
Regulation D 506 issuances	133,334	134			19,866		20,000
Regulation D 504 issuances for common stock sold	2,000,000	2,000			73,000		75,000
Net Loss for year ended December 31, 2005						(180,507)	(180,507)
Balances at September 30, 2006	16,189,761 $	16,190	- $	-	1,417,703 $	(2,253,629) $	(819,736)

HARVEY WESTBURY CORP.
STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended September 30, 2006	For the Nine Months Ended September 30, 2005	For the Years Ended December 31, 2005	For the Years Ended December 31, 2004
Operating Activities				
Net loss	$ (180,507)	$ (282,339)	$ (304,237)	$ (285,783)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:				
Depreciation	2,504	3,195	4,260	4,876
Market valuation expenditures	-	52,500	52,500	
Capital adjustment	-	-	-	5,005
Changes in operating assets and liabilities:				
(Increase) decrease in receivables	(1,233)	26,912	(6,192)	71,026
Increase (decrease) in accounts payable and accrued expenses	41,253	130,433	74,852	30,179
Net cash provided(used) by operating activities	(137,983)	(69,299)	(178,817)	(174,697)
Investing Activities				
Equipment purchased	-	-	-	-
Security Deposits	-		-	
Net cash (used) by investing activities	-	-	-	-
Financing Activities				
Sale of Common Stock	95,000	1,500	21,500	-
Repayment of Loans	8,000	23,595	49,149	67,623
Other loans	37,521	50,130	108,353	93,500
Net cash provided by financing activities	140,521	75,225	179,002	161,123
Increase (decrease) in cash	2,538	5,926	185	(13,574)
Cash at beginning of period	4,321	4,136	$ 4,136	17,710
Cash at end of period	$ 6,859	$ 10,062	4,321	$ 4,136
Supplemental Disclosures of Cash Flow Information:				
Cash paid during year for:			$	
Interest	$ 25,734	$ 26,603	$ 37,930	$ 47,873
Consulting	750	19,992	33,592	$ 11,887

HARVEY WESTBURY CORP.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

Note 1- ORGANIZATION

Harvey Westbury Corp., (the "Registrant" or the "Company") was incorporated in Nevada on June 8, 2004 for the purpose of seeking and consummating a merger or acquisition with another business entity.

On January 9, 2003, Harvey Westbury Corp. ("Subsidiary")(a New York corporation) spun-off from its parent company. As a result of the transaction, the original equity stock of 1,000 shares were released to the company. In exchange for debt owed to the president by the parent co., the president was issued 80% of the company equity. The remaining 20% were issued to existing shareholders of the parent co.

On October 5, 2004 Harvey Westbury Corp. ("Subsidiary")(a New York corporation) entered into an agreement with Harvey Westbury Corp. ("Parent")(a Nevada corporation). The agreement provided for "Parent" to issue 10,000,000 shares of its common stock in exchange for 1,000 capital stock shares of "Subsidiary" in a transaction accounted for as a reverse merger. As a result, "Subsidiary" is considered for accounting purposes, to be the acquiring company since the stockholders of "Subsidiary" acquired 100% of the issued and outstanding stock of "Parent". The accompanying financial statements give effect to this reverse merger.

On February 10, 2005, Harvey Westbury Corp. was cleared by the NASD under Rule 6740 and Rule 15c-211 for an unpriced quotation of its common stock on the Pink Sheets LLC.

Note 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited financial statements of the Company include all adjustments, which include only normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the results of operations of the Company for the interim periods presented.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HARVEY WESTBURY CORP.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

Note 3- GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $285,783 and $182,248 for the years ended December 31, 2004 and 2003 and had a working capital deficit of $533,262 at December 31, 2005. For the nine months ended September 30, 2006 the company had a net loss of $180,507. The September 30, 2006 working capital deficit is $563,468. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing.

The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing product lines and increasing sales.

Note 4- EQUIPMENT

Equipment consisted of the following:

	September 30, 2006	December 31, 2005
Property & Equipment	$ 40,776	$ 40,776
Less accumulated depreciation	(39,142)	(36,638)
Equipment - net	$ 1,634	$ 4,138

Note 5- PREPAID EXPENSES

Prepaid Expenses consisted of the following:

	September 30, 2006	December 31, 2005
Legal Retainer**	$ -	$ 39,600

** On July 15, 2005, the company issued 400,000 shares of common stock at par value pursuant to Rule 504 of Regulation D for legal services to be rendered. The company accrued $39,600 in prepaid legal expenses as a retainer for future services; which was the difference in market value at the time of issuance. As of the quarter ended September 30, 2006, the company has since expensed the retainer for services rendered.

HARVEY WESTBURY CORP.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

Note 6- ACCRUED WAGES

Accrued wages consisted of the following:

	September 30, 2006	December 31, 2005
Accrued Wages**	$ 270,000	$ 180,000

** The president of the company has been accruing an annual salary of $60,000 based on an employment agreement. On January 1, 2006, the Secretary and Chief Financial Officer also signed an employment agreement to accrue an annual salary of $60,000.

Note 7- LOANS RECEIVABLE

Loans Recievable consisted of the following:

	September 30, 2006	December 31, 2005
Principle Amount**	$ 18,000	$ -
Accrued Interest	1,381	-
Total Loan Receivable	$ 19,381	$ -

** On April 16, 2006 the company obtained an 8% annual rate, $50,000 Promissory Note due on demand from a third party investor purchasing common stock pursuant to Rule 504 of Regulation D. On August 1, 2006, a payment of $32,000 was made towards principle. As of the quarter ended September 30, 2006, the company continues to accrue interest.

Note 8- INVENTORY

Inventory consisted of the following:

	September 30, 2006	December 31, 2005
Inventory**	$ 120,275	$ 122,592
Less Reserve Allowance	(53,401)	(53,401)
Inventory - net	$ 66,874	$ 69,191

** The company carries an inventory allowance to account for excess packaging materials as well as for reduced turnover rates in certain product lines.

Note 9- NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and Long-Term debt consist of the following:

		September 30, 2006		December 31, 2005
NOTES PAYABLE:				
FLEET SBA Credit line (a.)	$	97,000	$	107,800
LEASE - Copier		682		1,193
Credit Cards (b.)		104,093		117,275
Quantum Corporate Funding (f.)		18,311		19,949
PNC BANK (e.)		12,850		15,692
LOANS PAYABLE (g.)		80,000		80,000
		312,936		341,909
LONG-TERM DEBT:				
Notes Due Officers (d.)	$	282,415	$	249,837
		282,415		249,837
TOTAL Notes Pyble and Long-term debt:		595,351		591,746

(a.) On January 7, 2002, the company obtained an SBA revolving credit line of $100,000 from Fleet Bank (Now Bank of America) at rate of prime plus 6.50 percent. Each month the company is required to make a minimum principle payment of 2% of the outstanding balance plus accrued interest. The bank assesses an annual fee at a rate of 1% of the total credit line. On August 28, 2003, the credit line was increased to $110,000. The credit line is personally guaranteed by the president of the company.

(b.) The company supports its operational, general and administrative expenses with the use of credit cards personally guaranteed by the officers of the company. The monthly payments are assumed by the company and the finance charges are booked as interest expense.

(d.) The president of the company has periodically inserted operational funding to the company from his own personal finances. The loan accrues interest at an annual rate of 8%, and occasional payments are made to lower the debt.

(e.) On January 9, 2003, the company spun-off from its parent company. As a result of the transaction, all of the intercompany debt was forgiven except for a bank loan previously guaranteed by the president. The company assumed the debt of $25,000 and accrues interest at an annual rate of 5.50%.

(f.) On March 19, 2002 the company entered into a factoring / inventory loan agreement with a third party asset-based lender. The factoring relationship was terminated on July 14, 2002, however, the company still carries the inventory loan and accrues interest at a rate of prime plus 4.50%. Additionally, the lender holds UCC liens on the company inventory.

(g.) On September 16, 2005 the company entered into a loan agreement with a third party lender for an $80,00; 10% Convertible Debenture; due 12 months from receipt of funds. Any part of the Debenture will be convertible at the option of the holder at any time after the closing into Common stock, at a fixed conversion price per share of Common stock equal to 70% of the volume with a ten day weighted average price. As of the quarter ended September 30, 2005, the company had received $50,000 of the debenture agreement. On October 21, 2005 the company received the balance of this $80,000; 10% Convertible Debenture. As of the quarter ended September 30, 2006 the loan continues to remain outstanding. Effective October 21, 2006, which marks the 12 month expiration date from receipt of funds, the company will be in default.

HARVEY WESTBURY CORP.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006
(Unaudited)

Note 10- COMMON STOCK

On January 9, 2003, the company spun-off from its parent company. As a result of this transaction, the original equity stock of 1,000 shares were released to the company. In exchange for debt owed to the president by the parent company, the president was issued 800 shares of the company equity as outstanding common stock. The existing shareholders of record at the time of the spin-off were issued 200 shares of the company equity as outstanding common stock.

On October 5, 2004 Harvey Westbury Corp. ("Subsidiary")(a New York corporation) entered into an agreement with Harvey Westbury Corp. ("Parent")(a Nevada corporation). The agreement provided for "Parent" to issue 10,000,000 shares of its common stock in exchange for 1,000 capital stock shares of "Subsidiary" in a transaction accounted for as a reverse merger. As a result of this restructuring, 8,000,000 shares of common stock (80%) were issued to the president; and 2,000,000 shares of common stock (20%) were issued to the shareholders of record at the time of the spin-off.

On March 2, 2005, Harvey Westbury Corp. issued 125,000 shares of common stock to a third party Florida Corporation for consulting as per an agreement signed on February 1, 2005. Compensation for the consulting services, which will be due to expire on April 1, 2005, include a payment of common stock of Harvey Westbury Corp.; with the option to provide additional compensation upon mutually agreed rendered services. Services relate to corporate finance and other financial service matters. The consultant is a broker/dealer who may provide investment and merchant banking services in the future, as Harvey Westbury Corp. recognizes the substantial experience and knowledge of the consultant in matters relating to investment banking. The company expensed $12,500 as consulting for the issuance.

On July 8, 2005, the company sold 1,500,000 shares of common stock at par value pursuant to Rule 504 of Regulation D to a third party investor. The transaction was completed to enhance capital exposure to the investment community. The company received $1,500 for the transaction.

On July 15, 2005, the company issued 400,000 shares of common stock at par value pursuant to Rule 504 of Regulation D for professional services rendered. The company accrued $39,600 in prepaid legal expenses from the difference in market value at the time of issuance.

On October 11, 2005, the company sold 2,000,000 shares of common stock at $.01 per share pursuant to Rule 504 of Regulation D to a third party investor. The transaction was completed to enhance capital exposure to the investment community. The company received $20,000 for the transaction

On February 1, 2006, the company sold 133,334 shares of restricted common stock pursuant to Rule 506 of Regulation D to a third party investor. The company received $20,000 for the transaction.

On March 15, 2006, the company sold 2,000,000 shares of common stock at $.0375 per share pursuant to Rule 504 of Regulation D to a third party investor. The company received $25,000 cash for the transaction; along with a $50,000 promisorry note due on demand with an annual interest rate of 8%. As of the quarter ended September 30, 2006, the note is still outstanding while the company continues to accrue interest.